UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER S.A.

NOTICE TO THE MARKET

Embraer files Form 20-F report for the fiscal year ended 2020

São José dos Campos, April 8, 2021 – Embraer S.A. (B3: EMBR3; NYSE: ERJ) announces that it has filed its Form 20-F report for the fiscal year ended 2020 with the U.S. Securities and Exchange Commission (SEC).

The report is available on the internet websites of the SEC (www.sec.gov), the Securities and Exchange Commission - CVM (www.cvm.gov.br), and the Company (ri.embraer.com.br).

Shareholders and the holders of Embraer’s American depositary shares can obtain copies of Embraer’s Annual Report 20-F, free of charge, by making a request within a reasonable period of time to Embraer’s Investor Relations Department.

For further information, please contact:

Phone: +55 11 3040-6874

Address: Avenida Dra. Ruth Cardoso, 8501, 30th floor, Pinheiros, São Paulo - SP, 05425-070, Brazil

E-mail: investor.relations@embraer.com.br

http://ri.embraer.com.br

Contacts:

Eduardo Couto

Caio Pinez

Christopher Thornsberry

Viviane Pinheiro

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
Name:	Antonio Carlos Garcia
Title:	Executive Vice President of Finance and Investor Relations